Exhibit 2.01

OMNIBUS AGREEMENT REGARDING TERMINATION OF LEASE

This OMNIBUS AGREEMENT REGARDING TERMINATION OF LEASE (this “Agreement”), dated as of November 30, 2007 (the “Effective Date”), is by and among SCRUBGRASS GENERATING COMPANY, L.P., a Delaware limited partnership (“Scrubgrass”), and BUZZARD POWER CORPORATION, a Delaware corporation (“Buzzard,” and together with Scrubgrass, the “Parties,” and each individually, a “Party”).

W I T N E S S E T H:

WHEREAS, Scrubgrass, as lessor, and Buzzard, as lessee, are parties to that certain Amended and Restated Lease Agreement, dated December 22, 1995 (the “Lease”), pursuant to which, among other things, Scrubgrass leased the Project to Buzzard and assigned the Assigned Rights to Buzzard;

WHEREAS, Scrubgrass, Buzzard, the Agent, EPC, the Bond Trustee and the Agent, are parties to that certain Amended and Restated Participation Agreement, dated December 22, 1995, as amended (the “Participation Agreement”), and Buzzard is a party to certain other agreements with Scrubgrass and other parties in connection with the Project;

WHEREAS, Section 11.2 of the Participation Agreement provides that Scrubgrass and Buzzard may terminate the Lease subject to the conditions to such termination set forth in such Section 11.2; and

WHEREAS, the Parties desire, upon the satisfaction of the conditions set forth herein, to: (i) effectuate Buzzard’s assignment, transfer, conveyance and delivery to Scrubgrass, and Scrubgrass’s acceptance from Buzzard, of the Assigned Assets (as defined below) and Buzzard’s assignment, transfer, conveyance and delivery to Scrubgrass, and Scrubgrass’s assumption of, the Assumed Obligations (as defined below); (ii) terminate the Lease and certain other agreements related thereto; and (iii) provide for certain mutual releases and discharges in connection therewith (the transactions contemplated by the foregoing clauses (i) – (iii), collectively with the other transactions contemplated hereunder to be entered into in connection therewith, being referred to as the “Lease Termination Transaction”);

NOW, THEREFORE, in consideration of the premises and the mutual promises, representations, warranties and covenants hereinafter set forth, the Parties hereto agree as follows:

ARTICLE I

DEFINITIONS

1.1. Definitions. As used herein, the following terms shall have the following meanings unless the context otherwise requires:

“Agent” means Calyon New York Branch, as Agent under the Reimbursement and Loan Agreement.

“Amended and Restated Management Services Agreement” has the meaning set forth in Section 8.2.10.

“Amended and Restated Partnership Agreement” has the meaning set forth in Section 7.1.8.

“Amendment No. 7” means Amendment No. 7 to the Reimbursement and Loan Agreement, dated as of the date hereof, being entered into among Scrubgrass, the Agent and the Bank Parties party thereto, in form and substance satisfactory to Scrubgrass in its sole discretion.

“Assigned Assets” means all of Buzzard’s right, title and interest in and to the Assigned Rights.

“Assigned Rights” has the meaning set forth in the Participation Agreement, which “Assigned Rights” are comprised solely of the rights, title, interests and obligations of Buzzard in and under the agreements listed on Schedule I to the Assignment and Termination Agreement.

“Assignment and Termination Agreement” has the meaning set forth in Section 8.2.5.

“Assumed Obligations” means all of Buzzard’s obligations under the Assigned Rights accruing and arising in respect of the period from and after the Closing Date.

“Bank Parties” has the meaning set forth in the Participation Agreement.

“Basic Rent (Equity)” has the meaning set forth in the Lease.

“Bond Trustee” means Deutsche Bank Trust Company Americas, in its capacity as Bond Trustee under the Indenture.

“Bond Trustee Consent” means the consent of the Bond Trustee, in form and substance reasonably satisfactory to the Bond Trustee, Scrubgrass, Buzzard and the Agent, pursuant to which the Bond Trustee consents to the consummation of the Lease Termination Transaction.

“Bonds” has the meaning set forth in the Participation Agreement.

“Buzzard” has the meaning set forth in the preamble.

“Buzzard Transaction Documents” means, collectively, all of the Transaction Documents to which Buzzard is a party, whether by assignment or otherwise, as listed on Schedule A hereto.

“Closing” means the consummation of the Lease Termination Transaction hereunder.

“Closing Date” means the date on which Closing occurs pursuant to Section 8.1.

“Contractual Obligation” has the meaning set forth in the Participation Agreement.

“Counterparties” means each of the Principal Project Agreement counterparties that is party to a Counterparty Consent.

“Counterparty Consents” means the consent of each of the Counterparties listed on Schedule 6.2 hereto substantially in the form of Exhibit D hereto.

“Disbursement Agreement” means the Amended and Restated Disbursement and Security Agreement, dated December 22, 1995, as amended, modified, or supplemented from time to time, among Scrubgrass, Buzzard, the Agent and Deutsche Bank Trust Company Americas as Disbursement Agent.

“Disbursement Agreement Amendment” has the meaning set forth in Section 8.2.6.

“East Bay Pledge Agreement Termination” has the meaning set forth in Section 8.2.4.

“East Bay Stock Pledge Agreement” means the Stock Pledge Agreement, dated as of December 19, 1991, between East Bay Model Engineer’s Society and Scrubgrass.

“Effective Date” has the meaning set forth in the preamble.

“EPC” means EPC Corporation, a Delaware corporation formerly known as “Environmental Power Corporation.”

“EPC Pledge Agreement Termination” has the meaning set forth in Section 8.2.3.

“EPC Stock Pledge Agreement” means the Stock Pledge Agreement, dated as of December 19, 1991, between EPC and Scrubgrass.

“Forbearance Agreement” means the Forbearance Agreement, dated as of December 11, 2006, as amended, modified, or supplemented from time to time, by and between Buzzard and Scrubgrass.

“Forbearance Extension Date” has the meaning set forth in Section 2.3.

“Forbearance Period” has the meaning set forth in Section 2.3.

“Governmental Approval” has the meaning set forth in the Participation Agreement.

“Governmental Authority” has the meaning set forth in the Participation Agreement.

“Lease” has the meaning set forth in the recitals.

“Lease Termination Documents” means this Agreement, Amendment No. 7, the Assignment and Termination Agreement, the Amended and Restated Partnership Agreement, the EPC Pledge Agreement Termination, the East Bay Pledge Agreement Termination, the Disbursement Agreement Amendment, the Termination of Lease Memorandum and each Counterparty Consent.

“Lease Termination Transaction” has the meaning set forth in the recitals.

“Lessee Working Capital Agreement” means the Amended and Restated Lessee Working Capital Loan Agreement, dated December 22, 1995, as amended, modified, or supplemented from time to time, between Scrubgrass and Buzzard.

“Lessee Working Capital Loan Note” means the promissory note, dated December 11, 2006, issued by Buzzard to Scrubgrass pursuant to the Lessee Working Capital Agreement.

“Lien” has the meaning set forth in the Participation Agreement.

“Loan Documents” has the meaning set forth in the Participation Agreement.

“Original Management Services Agreement” has the meaning set forth in Section 8.2.10.

“Parties” has the meaning given in the preamble.

“Permitted Liens” has the meaning set forth in the Participation Agreement.

“Person” means an individual or a corporation, partnership, limited liability company, trust, estate, unincorporated organization, association or other entity.

“Post-Closing FERC Filings” means, collectively, the self-recertification of Qualifying Facility status and the notice of Exempt Wholesale Generator status to be filed by Scrubgrass at FERC after the Closing Date.

“Principal Project Agreements” has the meaning set forth in the Participation Agreement.

“Project” has the meaning set forth in the Participation Agreement.

“Project Revenues” has the meaning set forth in the Participation Agreement.

“Reimbursement and Loan Agreement” means the Amended and Restated Reimbursement and Loan Agreement, dated as of December 22, 1995, as amended, modified, or supplemented from time to time, among Scrubgrass, the Agent and the other financial institutions party thereto.

“Requirement of Law” has the meaning set forth in the Participation Agreement.

“Scrubgrass” has the meaning set forth in the preamble.

“Specified Buzzard Transaction Documents” means the Lease, the Participation Agreement, the Disbursement Agreement, the Lessee Working Capital Agreement, the Lessee Working Capital Note, the Lessee Security Agreement and the Omnibus Reaffirmation Agreement, as such terms are defined in the Reimbursement and Loan Agreement, and as each such document is in effect immediately prior to the consummation of the Closing and the effectiveness of Amendment No. 7.

“Specified Default” has the meaning set forth in Section 2.3.

“Tax Indemnity Agreement” has the meaning set forth in the Participation Agreement.

“Tax Return” means any return, report, information return, declaration, claim for refund or other document (including any schedule or related or supporting information) required to be supplied to any taxing authority with respect to Taxes, including amendments thereto.

“Taxes” means all taxes, charges, fees, levies, penalties or other assessments imposed by any federal, state, local or foreign taxing authority, including, but not limited to, excise, property, sales, transfer, franchise, payroll, withholding, social security, gross receipts, license, stamp, occupation, employment or other taxes, including any interest, penalties or additions attributable thereto.

“Termination of Lease Memorandum” has the meaning set forth in Section 8.2.7.

“Termination Payment” means the amount of $375,000.

“Third Party Consents” has the meaning set forth in Section 6.2.

“Transaction Documents” has the meaning set forth in the Participation Agreement.

1.2. Rules of Construction. The following rules shall be applicable to this Agreement:

(a) References in this Agreement to articles, sections, paragraphs and clauses are to articles, sections paragraphs and clauses of this Agreement unless otherwise indicated.

(b) All references herein to any agreement shall be to such agreement as properly amended or modified as of the date of reference.

(c) All references to a particular entity shall include a reference to such entity’s successors and permitted assigns.

(d) Except as otherwise required by the context, such definitions shall be equally applicable to the singular or plural forms of the terms defined.

(e) The words “herein,” “hereof” and “hereunder” shall refer to this Agreement as a whole and not to any particular section or subsection of this Agreement.

ARTICLE II

LEASE TERMINATION TRANSACTION

2.1. Assignment and Assumption of Assigned Assets and Assumed Obligations. Upon the occurrence of the Closing, in consideration of payment of the Termination Payment by Scrubgrass to Buzzard, and in confirmation of the termination of the assignment, pursuant to Section 2.03(a) of the Lease, by Scrubgrass to Buzzard of the Principal Project Agreements (as defined in the Lease) and the reversion to Scrubgrass of all rights and obligations thereunder as contemplated by the last sentence of Section 2.03(c) of the Lease (but not in limitation of any of the transactions contemplated by this Agreement), Buzzard shall assign, transfer, convey and deliver to Scrubgrass, and Scrubgrass shall acquire and accept, the Assigned Assets, subject to no Liens other than Permitted Liens, and Buzzard shall assign, transfer, convey and deliver to Scrubgrass, and Scrubgrass shall acquire and assume, all of the Assumed Obligations.

2.2. Lease Termination Transaction. At the Closing, each of Scrubgrass and Buzzard shall terminate the Lease and consummate each of the other transactions applicable to it hereunder, and shall execute and deliver each of, the Lease Termination Documents to which it is a party and any other relevant documents to effect such consummation, in each case as set forth in Section 8.2.

2.3. Performance Period Obligations. Buzzard shall continue to perform fully the Assumed Obligations, including all of its obligations under the Buzzard Transaction Documents, for the period between the Effective Date and the Closing Date, including its payment obligations thereunder that arise during such period and its payment obligations that have accrued prior to the Effective Date but have not been paid; provided that, Scrubgrass hereby agrees to forbear from exercising its rights and remedies under the Lease with respect to any Event of Default under Section 13.01(a)(ii) of the Lease arising solely out of Buzzard’s failure to pay Basic Rent (Equity) due to a shortfall in Project Revenues available to make such payment of Basic Rent (Equity) (any such default, a “Specified Default”). Such forbearance shall terminate on the date which shall be the earliest to occur of (i) the Closing Date, (ii) the occurrence of an Event of Default under the Lease other than a Specified Default and (iii) the earlier of (A) January 31, 2008 or such later date as may be requested by Scrubgrass and Buzzard and consented to by the Agent in its sole discretion, provided that such later date shall not be later than April 30, 2008 (such later date, the “Forbearance Extension Date”) and (B) the date this Agreement is terminated pursuant to Section 10.1 (such period of forbearance, the “Forbearance Period”). During the Forbearance Period, all Basic Rent (Equity) that is not paid will continue to accrue, together with interest on any such overdue amounts at the Default Rate. After the Forbearance Period, if the Closing has not occurred, Scrubgrass (and, to the extent provided in the Transaction Documents, the Agent, the Banks and other financing parties) shall be entitled to exercise all rights and remedies with respect to any Specified Default as if such forbearance had never been granted and Buzzard shall retain all of its rights and defenses, if any, with respect thereto. Without limiting the foregoing, Scrubgrass and Buzzard agree that the Forbearance Agreement is hereby terminated as of the Effective Date and that the provisions thereof are superseded in their entirety by this Section 2.3 as of such date.

ARTICLE III

COVENANTS OF BUZZARD

3.1. Conduct of the Business of Buzzard Prior to the Closing Date. Except with the consent in writing of Scrubgrass and subject to the Transaction Documents, and except as may be required to effect the Lease Termination Transaction on the Closing Date, Buzzard shall, between the Effective Date and Closing, conduct its business in accordance with the ordinary course of such business consistent with past custom and practice and in accordance with the Buzzard Transaction Documents. Without limiting the generality of the foregoing, Buzzard shall not, except as otherwise provided in this Agreement:

3.1.1 grant any options, warrants, conversion or other rights to acquire any of Buzzard’s interest in the Assigned Assets, or grant or enter into any agreements, commitments, arrangements or understandings of any kind, contingent or otherwise, to sell any such interests, or agree to do any of the foregoing;

3.1.2 enter into any contract, commitment, agreement, arrangement or transaction that would impair the ability of Buzzard to consummate the Lease Termination Transaction; or

3.1.3 enter into any agreement or understanding with respect to any of the transactions set forth in the foregoing Sections 3.1.1 or 3.1.2.

3.2. Obligation to Update. Buzzard shall promptly notify Scrubgrass of any matters arising or discovered after the Effective Date which, if existing or known at the Effective Date, would be required to be set forth or described in this Agreement or the Exhibits or Schedules hereto.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUZZARD

Buzzard hereby represents and warrants to Scrubgrass that the following are true and correct on and as of the Effective Date and the Closing Date:

4.1. Organization and Standing. Buzzard is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Buzzard is duly qualified to do business and in good standing in the Commonwealth of Pennsylvania.

4.2. Ownership. The authorized capital stock of Buzzard consists of (a) 100 shares of common stock, $0.00 par value per share, all of which are issued and outstanding and held of record and beneficially by EPC, and (b) 10 shares of preferred stock, $0.00 par value per share, all of which are issued and outstanding and held of record and beneficially by the East Bay Model Engineer’s Society. No other Person owns, of record or beneficially, any capital stock in, or option or other claim to ownership of any capital stock in, Buzzard. EPC was formerly known as “Environmental Power Corporation.” EPC is the same legal entity as the entity named “Environmental Power Corporation” which entered into the Participation Agreement.

4.3. Authority and Enforceability. The execution, delivery and performance by Buzzard of each Lease Termination Document to which it is a party and each of the certificates provided by it hereunder have been duly authorized and approved by all corporate action on the part of Buzzard, and constitutes or will, when executed and delivered, constitute the legal, valid and binding obligation of Buzzard, enforceable against it in accordance with its respective terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium, applicable equitable principles, or similar laws from time to time in effect affecting the enforcement of creditors’ rights generally.

4.4. No Conflicts. Upon obtaining the consents and approvals set forth on Schedules 4.5 and 5.4, the execution, delivery and performance of the Lease Termination Documents to which Buzzard is a party, and the consummation of the Lease Termination Transaction, by Buzzard, will not conflict with or result in any violation of, or default (or give rise to any right of termination, cancellation or acceleration) under, any provision of (i) the certificate of incorporation or the bylaws of Buzzard, (ii) any Specified Buzzard Transaction Document, or (iii) any judgment, order, decree, law, regulation or rule applicable to Buzzard.

4.5. Consents and Approvals. Except for the Post-Closing FERC Filings and the items set forth on Schedules 4.5 and 5.4, no act, consent, approval, authorization, permit, order, filing, notice, registration or qualification of or with any Person (including, but not limited to, any Governmental Authority, the Agent, the Banks, the Disbursement Agent or the Bond Trustee) is

required to be obtained or made by Buzzard in connection with the execution, delivery or performance of the Lease Termination Documents to which it is a party and the consummation of the Lease Termination Transaction; provided that the representation set forth in this Section 4.5 is not made in respect of any such requirements under any Transaction Documents other than the Specified Buzzard Transaction Documents.

4.6. Compliance with Law; Legal Proceedings.

(a) Buzzard is in compliance in all material respects with and not in material default under any and all Requirements of Law and all terms and provisions of all Contractual Obligations of Buzzard (except for any Specified Default under the Lease).

(b) There is no suit, claim, action, proceeding or investigation pending or, to the knowledge of Buzzard, threatened relating to Buzzard, the Assigned Assets or the Assumed Obligations by or before any Governmental Authority, any other Person or otherwise which (i) would prohibit, or restrain Buzzard’s execution, delivery or performance of the Lease Termination Documents to which it is a party or the consummation of the Lease Termination Transaction, or (ii) could reasonably be expected to have a material adverse effect on the business, operations or financial condition of the Project.

4.7. Taxes. Buzzard has filed all Tax Returns where required and paid all Taxes associated with its organization and qualifications to do business, the Assigned Assets and the Project required to be paid by it when due and payable.

4.8. Assigned Assets; No Liens. Buzzard holds a leasehold or contractual interest, as applicable, in the Assigned Assets, free and clear of all Liens, other than Permitted Liens. Schedule 4.8 lists any Permitted Lien which exists with respect to the Assigned Assets. Each of the Assigned Assets is in full force and effect. To the knowledge of Buzzard, all of the agreements previously assigned to Buzzard by Scrubgrass and in effect on the Effective Date are listed on Schedule A hereto. There are no outstanding options, calls or commitments granted by Buzzard with respect to the Assigned Assets or the Assumed Obligations other than rights in favor of Scrubgrass under the Lease. Upon the consummation of the Lease Termination Transaction, (a) Buzzard shall convey to Scrubgrass a contractual interest in the Assigned Assets, free and clear of all Liens, other than Permitted Liens, and all right, title and interest in the Assigned Assets held by Buzzard pursuant to the Lease prior to such consummation will be vested in Scrubgrass, free and clear of all Liens other than Permitted Liens, and (b) Buzzard’s leasehold rights and interests in the Project shall terminate and all possessory rights and interests in the Project held by Buzzard on the Closing Date pursuant to the Lease shall revert to and vest in Scrubgrass, free and clear of all Liens other than Permitted Liens. Buzzard holds no assets, rights, interests or obligations relating to or comprising the Project other than (i) its assets, rights, interests or obligations in or under the Assigned Assets or the Assumed Obligations and (ii) the assets, rights, interests and obligations of Buzzard that are being terminated pursuant to the Lease Termination Documents.

4.9. Buzzard Transaction Documents. Buzzard is not a party itself or by assignment to any contract, commitment, agreement, arrangement or transaction other than the Buzzard Transaction Documents. No “Default” or “Event of Default,” however defined, by Buzzard has occurred and is continuing under any of the Buzzard Transaction Documents, other than the

Specified Default under the Lease. Buzzard does not have any material obligations to any Person other than its material obligations under the Buzzard Transaction Documents to which it is a party.

4.10. Tax-Exempt Bonds. Prior to the Closing Date, Buzzard has not breached or failed to perform its material obligations under the Tax Indemnity Agreement and to the knowledge of Buzzard, Buzzard has not taken any action which has adversely affected the tax exempt status of the Bonds and has not failed to take any action required to be taken by it to maintain such status.

4.11. Scope of Business. As of the Closing Date, Buzzard has not engaged in any business, or taken any other action affecting the Project, other than the entering into and performance of the Buzzard Transaction Documents.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF SCRUBGRASS

Scrubgrass represents and warrants to Buzzard that the following are true and correct on and as of the Effective Date and the Closing Date:

5.1. Organization and Standing. Scrubgrass is a limited partnership duly organized, validly existing and in good standing under the laws of the State of Delaware.

5.2. Authority and Enforceability. The execution, delivery and performance by Scrubgrass of each Lease Termination Document to which Scrubgrass is a party and each of the certificates provided by it hereunder have been duly authorized and approved by all necessary partnership action on the part of Scrubgrass, and constitutes or will, when executed and delivered, constitute the legal, valid and binding obligation of Scrubgrass, enforceable against Scrubgrass in accordance with its respective terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium, applicable equitable principles, or similar laws from time to time in effect affecting the enforcement of creditors’ rights generally.

5.3. No Conflicts. Upon obtaining the consents and approvals set forth on Schedules 4.5 and 5.4, the execution, delivery and performance of each of the Lease Termination Documents to which Scrubgrass is a party, and the consummation of the Lease Termination Transaction, by Scrubgrass will not conflict with or result in any violation of, or default (or give rise to any right of termination, cancellation or acceleration, except as specifically provided for or permitted hereunder or under any of the Lease Termination Documents) under, any provision of (i) the certificate of limited partnership or the limited partnership agreement of Scrubgrass, (ii) any agreement or instrument to which Scrubgrass is a party or may be bound, or (iii) any judgment, order, decree, law, regulation or rule applicable to Scrubgrass.

5.4. Consents and Approvals. Except for the Post-Closing FERC Filings and the items set forth on Schedules 4.5 and 5.4, no act, consent, approval, authorization, permit, order, filing, notice, registration or qualification of or with any Person (including, but not limited to, any Governmental Authority, the Agent, the Banks, the Disbursement Agent, or the Bond Trustee), that has not already been obtained, is required to be obtained or made by Scrubgrass in connection with the execution, delivery or performance of the Lease Termination Documents to which it is a party and the consummation of the Lease Termination Transaction; except that the representation set forth in this Section 5.4 does not apply to any such acts, consents, approvals, authorizations, permits, orders, filings, notices, registrations or qualifications to the extent that the failure to obtain, make or file any of them, as applicable, would not have a Material Adverse Effect or a material adverse effect on the consummation of the Lease Termination Transaction.

5.5. Legal Proceedings. There is no suit, claim, action, proceeding or investigation pending or, to the knowledge of Scrubgrass, threatened relating to Scrubgrass or the Project before any Governmental Authority, which (i) would prohibit or restrain Scrubgrass’s execution, delivery or performance of the Lease Termination Documents to which it is a party or the consummation of the Lease Termination Transaction or (ii) could reasonably be expected to have a material adverse effect on the consummation of the Lease Termination Transaction.

ARTICLE VI

ADDITIONAL AGREEMENTS OF THE PARTIES

6.1. Further Assurances. The Parties shall use commercially reasonable efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to cause the Closing Date to occur. At any time, and from time to time, upon and after the Closing Date, each of Scrubgrass and Buzzard shall execute such additional instruments and take such actions as may be reasonably requested by the other Party, the Agent and the Bond Trustee, in each case to confirm or perfect or otherwise to carry out the intent and purposes of this Agreement.

6.2. Consents and Approvals; Cooperation. The Parties shall apply for and use commercially reasonable efforts to (i) secure any nongovernmental approvals, consents and waivers of third parties listed in Part I of Schedules 4.5 and 5.4 (“Third Party Consents”), necessary for the execution, delivery, and performance of the Lease Termination Documents and the consummation of the Lease Termination Transaction, and (ii) give notices to, or make any filings with, any Governmental Authority, or secure the permission, approval, determination, consent or waiver of any Governmental Authority, required by law to be given or made in connection with the Lease Termination Transaction, including with respect to any Governmental Approval or otherwise as listed in Part II of Schedules 4.5 and 5.4, and, after the Closing Date, the Post-Closing FERC Filings. Each Party agrees that the foregoing obligations shall include an obligation to provide the other Parties with copies of any such notices, filings or submissions promptly after same are delivered to third parties or Governmental Authorities. Subject to the terms and conditions of this Agreement and applicable law, the Parties shall consult, cooperate and assist each other in connection therewith. Except as otherwise expressly provided herein, no Party shall have any liability whatsoever for the failure of any Governmental Authority or other Person to grant any required approval, consent or waiver, or to agree to take or refrain from taking any action necessary or desirable to consummate the Lease Termination Transaction. No Party shall be obligated to make, or cause to be made, any payment to a third party in order to obtain any Third Party Consent.

6.3. Insurance Policies. Scrubgrass shall not terminate or modify coverage under any “occurrence”-based insurance policy (excluding business interruption coverage under any such policy, an “Insurance Policy”) in such a manner as to adversely affect any rights Buzzard may have under such Insurance Policy with respect to the Assigned Assets for insured losses caused by events, facts, or circumstances occurring prior to the Closing Date covered by such policies.

6.3.1 If Buzzard determines at any time after the Closing Date to make a claim under an Insurance Policy that is permitted under such Insurance Policy, Buzzard shall notify Scrubgrass of its request to make such claim, setting forth in such notice the nature of the claim and describing in reasonable detail the basis for and facts and circumstances surrounding the claim. Scrubgrass shall cooperate with Buzzard to make the claim to the insurer and pursue the claim at Buzzard’s reasonable direction and expense (including attorney’s fees and expenses) and Buzzard’s benefit until resolution of the claim; provided that Scrubgrass shall have all rights to control the Insurance Policies. To the extent that Scrubgrass receives any proceeds from an Insurance Policy in respect of a claim made at the request of Buzzard, Scrubgrass shall promptly transfer such proceeds, to the extent such proceeds relate to losses incurred by Buzzard and not by Scrubgrass or the Project, to Buzzard after deducting any deductible incurred and paid by Scrubgrass pursuant to such Insurance Policy in respect of such claim. If, after the Closing Date, either Scrubgrass or Buzzard requires any information regarding an Insurance Policy, or any data or other information pertaining to a claim or potential claim in order to evaluate coverage or the merits of a claim or to make filings with insurance carriers or claims adjustors or administrators or to administer or otherwise manage a claim, Scrubgrass or Buzzard, as the case may be, each agree to supply such information, and shall cause such information to be supplied, to the other (or its designee(s)), to the extent such information is in its reasonable control or can be reasonably obtained, promptly upon written request therefor.

ARTICLE VII

CONDITIONS PRECEDENT

7.1. Conditions Precedent to Scrubgrass’s Obligation to Close. The obligations of Scrubgrass to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction, on or before the Closing Date, of each and every one of the following conditions, all or any of which may be waived, in whole or in part, by Scrubgrass subject to compliance with the Transaction Documents, but without prejudice to any other right or remedy which Scrubgrass may have hereunder as a result of any misrepresentation by, or breach of any covenant or warranty of Buzzard contained in this Agreement, or any certificate, agreement or instrument furnished by it hereunder:

7.1.1 Representations True at Closing. The representations and warranties made by Buzzard in this Agreement and any agreement, document or instrument delivered by it to Scrubgrass hereunder shall be true and correct in all material respects (except that if any such representations and warranties are qualified by materiality, such representations and warranties shall be true and correct) on the Closing Date with the same force and effect as though such representations and warranties had been made on and as of such date.

7.1.2 Covenants of Buzzard. Buzzard shall have duly performed in all material respects all of the covenants, acts and undertakings required hereunder to be performed by it on or prior to the Closing Date.

7.1.3 Consents and Approvals. Each of the consents listed on Schedule 4.5 and Schedule 5.4 respectively, shall have been obtained.

7.1.4 Receipt of Counterparty Consents. Scrubgrass shall have received each Counterparty Consent, duly executed by all parties other than the Agent, in form and substance reasonably satisfactory to Scrubgrass.

7.1.5 Effectiveness of Amendment No. 7. Scrubgrass shall have received a fully executed copy of Amendment No. 7 and each of the conditions to effectiveness thereto shall have been satisfied.

7.1.6 Assignment and Termination Agreement. Buzzard, EPC and the Agent shall have executed and delivered the Assignment and Termination Agreement.

7.1.7 Buzzard’s Deliverables. Buzzard shall have delivered to Scrubgrass the following:

(a) a certificate of the secretary of Buzzard, dated as of the Closing Date, certifying on behalf of Buzzard as to the following documents: (i) a copy of the articles of incorporation of Buzzard, (ii) a copy of the bylaws of Buzzard and all amendments thereto, (iii) a copy of the resolutions of Buzzard approving the transactions set forth in this Agreement, and (iv) incumbency certificates for the officers of Buzzard executing this Agreement or any agreements delivered herewith;

(b) a certificate by a duly authorized officer of Buzzard, dated as of the Closing Date, certifying on behalf of Buzzard that Buzzard has duly performed in all material respects all of the covenants, acts and undertakings required hereunder to be performed by it on or prior to the Closing Date and that the condition set forth under Section 7.1.1 has been satisfied;

(c) a certificate of good standing of Buzzard from the Secretary of State of the State of Delaware, dated within the 10 days preceding the Closing Date; and

(d) each of the agreements, documents and instruments set forth in Section 8.2 to which Buzzard and Scrubgrass are parties, as executed by Buzzard.

7.1.8 Amended and Restated Partnership Agreement. Aspen Scrubgrass Participant, LLC shall have executed and delivered an amended and restated partnership agreement in form and substance reasonably satisfactory to the Agent (the “Amended and Restated Partnership Agreement”).

7.1.9 Amendment to Insurance Policies. Subject to Section 6.3, either (a) the insurance policies in effect on the Effective Date shall have been amended, effective from and after the Closing Date, so that Buzzard is eliminated as the named beneficiary or an additional named insured thereunder, as applicable, or (b) new insurance policies shall have been established with Scrubgrass as the named beneficiary that satisfy the requirements of the Transaction Documents.

7.1.10 Disbursement Agreement Amendment. The Disbursement Agent, the Agent and Buzzard shall have executed and delivered the Disbursement Agreement Amendment.

7.2. Conditions Precedent to Buzzard’s Obligation to Close. The obligations of Buzzard to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction, on or before the Closing Date, of each and every one of the following conditions, all or any of which may be waived, in whole or in part by Buzzard, subject to compliance with the Transaction Documents but without prejudice to any other right or remedy which Buzzard may have hereunder as a result of any misrepresentation by, or breach of any covenant or warranty of Scrubgrass contained in this Agreement, or any certificate, agreement or instrument furnished by it hereunder:

7.2.1 Representations True at Closing. The representations and warranties made by Scrubgrass in this Agreement and any agreement, document or instrument delivered by it to Buzzard hereunder shall be true and correct in all material respects (except that if any such representations and warranties are qualified by materiality, such representations and warranties shall be true and correct) on the Closing Date with the same force and effect as though such representations and warranties had been made on and as of such date.

7.2.2 Covenants of Scrubgrass. Scrubgrass shall have duly performed in all material respects all of the covenants, acts and undertaking required hereunder to be performed by it on or prior to the Closing Date.

7.2.3 Consents and Approvals. Each of the consents listed on Schedule 4.5 or Schedule 5.4, respectively, shall have been obtained.

7.2.4 Assignment and Termination Agreement. Scrubgrass and the Agent shall have executed and delivered the Assignment and Termination Agreement.

7.2.5 Scrubgrass’s Deliverables. Scrubgrass shall have delivered to Buzzard the following:

(a) on the Closing Date, a certificate of the secretary of Scrubgrass, dated as of the Closing Date, certifying on behalf of Scrubgrass as to the following documents: (i) the certificate of limited partnership of Scrubgrass, (ii) certified copies of resolutions of Scrubgrass approving the transactions set forth in this Agreement and (iii) incumbency certificates for the officers of Scrubgrass executing this Agreement or any agreements delivered herewith;

(b) a certificate by a duly authorized officer of Scrubgrass, dated as of the Closing Date, certifying on behalf of Scrubgrass that Scrubgrass has duly performed in all material respects all of the covenants, acts and undertakings required hereunder to be performed by it on or prior to the Closing Date and that the condition set forth under Section 7.2.1 has been satisfied;

(c) a certificate of good standing of Scrubgrass from the Secretary of State of the State of Delaware, dated within the 10 days preceding the Closing Date; and

(d) each of the agreements, documents and instruments set forth in Section 8.2 to which Scrubgrass and Buzzard are parties, as executed by Scrubgrass.

7.2.6 Disbursement Agreement Amendment. The Disbursement Agent, the Agent and Scrubgrass shall have executed and delivered the Disbursement Agreement Amendment.

ARTICLE VIII

CLOSING

8.1. Time and Place of Closing. Closing shall be held at the offices of Latham & Watkins LLP, New York, New York, on the date the conditions precedent in Article VII have been satisfied (the “Closing Date”), commencing at 10:00 a.m. New York time, unless another place or date is agreed to in writing by the Parties.

8.2. Transactions at Closing. At Closing, each of the following transactions shall occur:

8.2.1 Payment of Termination Payment. Scrubgrass shall pay the Termination Payment to Buzzard by wire transfer of immediately available funds to an account designated by Buzzard.

8.2.2 Vacating the Project. Buzzard shall vacate, and transfer to Scrubgrass, custody of the Project, to the satisfaction of Scrubgrass, in an orderly manner and without impairing the business, operations or property of the Project.

8.2.3 EPC Pledge Agreement Termination. Scrubgrass shall execute and deliver a termination and release agreement, substantially in the form of Exhibit B hereto (the “EPC Pledge Agreement Termination”), together with EPC, pursuant to which the EPC Stock Pledge Agreement shall be terminated from and after the Amendment No. 7 Effective Date and the stock certificates and related powers pledged as collateral by EPC thereunder shall be transferred by Scrubgrass back to EPC.

8.2.4 East Bay Pledge Agreement Termination. Scrubgrass shall execute and deliver a termination and release agreement, substantially in the form of Exhibit C hereto (the “East Bay Pledge Agreement Termination”), together with East Bay Model Engineer’s Society, pursuant to which the East Bay Stock Pledge Agreement shall be terminated from and after the Amendment No. 7 Effective Date and the stock certificates and related powers pledged as collateral by East Bay thereunder shall be transferred by Scrubgrass back to East Bay Model Engineer’s Society.

8.2.5 Assignment and Termination Agreement. Buzzard and Scrubgrass shall execute and deliver an assignment, termination and release agreement, substantially in the form of Exhibit A hereto (“Assignment and Termination Agreement”), together with EPC and the Agent, pursuant to which (i) Buzzard shall assign to Scrubgrass, and Scrubgrass shall accept and assume, all of the Assigned Assets and the Assumed Obligations, respectively, (ii) Buzzard and Scrubgrass shall terminate the Lease, the Lessee Security Agreement, the Lessee Working Capital Loan Agreement and the Tax Indemnity Agreement, (iii) EPC and Buzzard shall be eliminated as parties to the Participation Agreement, (iv) Scrubgrass shall forgive all amounts outstanding on the Effective Date under the Lessee Working Capital Loan Agreement and the Lessee Working Capital Loan Note and (v) Scrubgrass shall return the Lessee Working Capital Note to Buzzard for cancellation.

8.2.6 Disbursement Agreement Amendment. Scrubgrass and Buzzard shall execute and deliver an amendment to the Disbursement Agreement substantially in the form of Exhibit E hereto (the “Disbursement Agreement Amendment”), with the other parties to the Disbursement Agreement.

8.2.7 Termination of Lease Memorandum. Scrubgrass and Buzzard shall execute and deliver a termination of the memorandum of the Lease, substantially in the form of Exhibit F hereto (the “Termination of Lease Memorandum”), and on the Closing Date Scrubgrass shall file such Termination of Lease Memorandum for recording in the recorder’s offices of Venango County, Pennsylvania, Allegheny County, Pennsylvania, and Armstrong County, Pennsylvania, unless it is not possible or reasonably practical for Scrubgrass to make any such filings on the Closing Date, in which case Scrubgrass shall make such filings as promptly as practicable after the Closing Date.

8.2.8 UCC Financing Statements. Any UCC financing statements or financing statement amendments required to be filed in connection with the transactions under the Assignment and Termination Agreement and the Disbursement Agreement Amendment shall be filed.

8.2.9 Opinion of Counsel. Buzzard shall deliver an opinion of Buzzard’s counsel substantially in the form of Exhibit A to Amendment No. 7.

8.2.10 Amended and Restated Management Services Agreement. Scrubgrass shall execute and deliver an amended and restated management services agreement, substantially in the form of Exhibit B to Amendment No. 7 (the “Amended and Restated Management Services Agreement”), together with Power Services Company, pursuant to which the terms of the Management Services Agreement, dated December 15, 1990, between the Borrower and PG&E-Bechtel Generating Company (the “Original Management Services Agreement”), will be amended and restated to take into account the Lease Termination Transaction and the elimination of Buzzard as an acknowledging party to the Original Management Services Agreement.

ARTICLE IX

SURVIVAL OF REPRESENTATIONS

AND WARRANTIES

9.1. Survival of Representations and Warranties. All representations, warranties, agreements, covenants and obligations made by or undertaken by the Parties in this Agreement, the Schedules and Exhibits hereto, or in any document or instrument executed and delivered pursuant hereto and, with respect to Buzzard, in the Lease Termination Documents to the extent of applicable survival provisions, are material, have been relied upon the other Party, and shall survive Closing hereunder.

9.2. No Consequential Damages. Notwithstanding anything to the contrary contained herein, no Party shall have any obligation or liability arising under or relating to this Agreement,

the Schedules and Exhibits hereto, or in any document or instrument executed and delivered pursuant hereto, for any consequential, incidental, indirect, punitive, exemplary or special loss or damage, resulting from any cause whatsoever, whether arising in contract, warranty, tort, strict liability, indemnity or otherwise. No officer, director, manager, employee or agent of any Party shall be liable for, and there shall be no recourse to any such person in connection with, the obligations of any Party hereunder.

ARTICLE X

TERMINATION

10.1. Method of Termination. This Agreement constitutes the binding and irrevocable agreement of the Parties to consummate the transactions contemplated hereby and this Agreement may be terminated or abandoned only as follows:

10.1.1 by the mutual written consent of the Parties;

10.1.2 by Buzzard on or after the later of January 31, 2008 or, if applicable, the Forbearance Extension Date, upon written notice to Scrubgrass, if any of the conditions set forth in Section 7.2, have not been fulfilled or waived, unless such fulfillment has been frustrated or made impossible by any act or failure to act of Buzzard;

10.1.3 by Scrubgrass on or after the later of January 31, 2008 or, if applicable, the Forbearance Extension Date, upon written notice to Buzzard, if any of the conditions set forth in Section 7.1, have not been fulfilled or waived, unless such fulfillment has been frustrated or made impossible by any act or failure to act of Scrubgrass, as applicable; or

10.1.4 by Scrubgrass prior to the Closing Date upon written notice to Buzzard in the event Buzzard breaches any of its obligations hereunder and fails to cure such breach within 15 days after Scrubgrass provides Buzzard written notice describing such breach.

ARTICLE XI

GENERAL PROVISIONS

11.1. Notices. Any notice to be given hereunder shall be in writing and may be sent via personal delivery, facsimile transmission or United States mail. Notices sent by personal delivery shall be effective upon receipt and notices sent by facsimile transmission shall be effective upon receipt of automatic confirmation transmission; provided, however, that where, in the case of personal delivery to an address or transmission by facsimile, delivery or transmission occurs after 4:00 p.m. (in the time zone applicable for the recipient) on a business day or on a day that is not a business day in the place of receipt, receipt shall be deemed to occur at 9:00 a.m. (in the time zone applicable for the recipient) on the next following business day in that place, and for this purpose “business day” means a day on which banks in that place are open for business in the ordinary course, other than Saturdays and Sundays. Notices sent by United States mail shall be effective upon receipt, or if receipt is refused, at such time as delivery is refused by addressee upon presentation. Notices shall be sent to the Parties at the addresses set forth below, provided that any Party may change its address for notice hereunder upon prior written notice to the other Party.

If to Buzzard:	Buzzard Power Corporation
c/o Environmental Power Corporation
One Cate Street, 4th Floor
Portsmouth, NY 03801
Attention: General Counsel
Fax: (603) 431-2650

If to Scrubgrass:	Scrubgrass Generating Company, L.P.
c/o Cogentrix Energy, Inc.
9405 Arrowpoint Boulevard
Charlotte, NC 28273-8100

Attention:	Tom Bonner
Beth Rippetoe

Fax:	(704) 525-9934
(704) 539-1006

with a copy to:

Latham & Watkins LLP
885 Third Avenue, Suite 1000
New York, NY 10022-4834
Attention: Warren Lilien
Fax: (212) 751-4864

11.2. Relationship. Notwithstanding any implication herein to the contrary, this Agreement does not create and shall not be deemed to create a partnership, company, joint venture or any other entity or similar legal relationship between the Parties. No Party hereto is or shall act as or be deemed to be the agent or representative of the other.

11.3. Modifications. No change, amendment or modification of this Agreement shall be valid or binding upon the Parties unless such change, amendment or modification shall be in writing and duly executed by each Party hereto.

11.4. Assignment. No Party may assign this Agreement without the prior written consent of the other Party, which consent shall not be unreasonably withheld or delayed.

11.5. Governing Law. This Agreement shall be governed by and construed under the laws of the State of New York without reference to the conflict of laws provisions thereof.

11.6. Entire Agreement. This Agreement contains the entire agreement between the Parties with respect to the subject matter hereof and supersedes any and all other prior understandings, correspondence and agreements, oral or written, between them.

11.7. Severability. If any provision of this Agreement is void or unenforceable under the governing law, (a) such provision shall be deemed severed from this Agreement and the validity and enforceability of the remainder of this Agreement shall not be affected thereby, and (b) the Parties shall negotiate in good faith an equitable amendment to any such provision with the view to effecting, to the extent legally possible, the original purpose and intent of this Agreement.

11.8. Non-Waiver. The failure of any Party to this Agreement at any time or times to require the performance of any provision of this Agreement shall in no manner affect the right to enforce the same. No waiver by any Party to this Agreement of any provision (or of a breach of any provision) of this Agreement, whether by conduct or otherwise, in any one or more instances, shall be deemed or construed either as a further or continuing waiver of any such provision or breach or as a waiver of any other provision (or of a breach of any other provision) of this Agreement.

11.9. Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

11.10. Headings. The Section headings and other headings in this Agreement are inserted solely as a matter of convenience and for reference and are not and shall not be deemed to be a part of this Agreement.

11.11. Exhibits and Schedules Incorporated. All Exhibits and Schedules attached hereto are incorporated herein by reference.

11.12. Costs and Expenses. Except as otherwise provided in this Agreement, each Party shall be responsible for its own expenses associated with the transactions contemplated by this Agreement. Any sales, use, transfer, documentary, registration and other similar Taxes imposed by any Governmental Authority with respect to the transfer of the Assigned Assets or the Assumed Obligations to Scrubgrass (excluding any Taxes on gross or net income or profits) shall be paid for by Scrubgrass, regardless of whether a Governmental Authority seeks to collect such Taxes from Scrubgrass or Buzzard. The Parties agree to cooperate and coordinate their actions with respect to any such Taxes to ensure that all tax returns related to such Taxes are duly filed on a timely and consistent basis.

11.13. No Reliance. Each Party agrees that (a) the other Parties (including its agents and representatives) have made no representation, warranty, covenant or agreement to or with such Party relating to the transactions contemplated hereby, other than those expressly set forth in the Agreement, the Schedules and Exhibits hereto, or in any document or instrument executed and delivered pursuant hereto, and (b) such Party has not relied upon any representation, warranty, covenant or agreement relating to the transactions contemplated hereby, other than those expressly set forth in this Agreement, the Schedules and Exhibits hereto, or in any document or instrument executed and delivered pursuant hereto; provided, that in no event shall this provision be construed as releasing any Person not a party to this Agreement from any obligations such Person may have to the releasing Party under agreements (i) entered into after the Closing Date, or (ii) not related to the Project or the Lease Termination Transactions.

11.14. No Third-Party Beneficiaries. This Agreement shall not confer any rights or benefits upon any Person other than the Parties, the Bank Parties and the Bond Trustee and their respective successors and permitted assigns.

11.15. Counterparts. This Agreement may be executed in two or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. Any signature page of any such counterpart, or any facsimile thereof, may be attached or appended to any other counterpart to complete a fully executed counterpart to this Agreement, and any facsimile transmission of any Party’s signature to any counterpart shall be deemed an original signature and shall bind such Party.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, each party hereto has executed or caused this Omnibus Agreement Regarding Termination of Lease to be executed on its behalf, all on the day and year first above written.

SCRUBGRASS GENERATING COMPANY, L.P., a Delaware limited partnership

By:	/s/ Thomas J. Bonner
Name:	Thomas J. Bonner
Title:	President

BUZZARD POWER CORPORATION, a Delaware corporation

By:	/s/ Michael E. Thomas
Name:	Michael E. Thomas
Title:	President

(Omnibus Agreement Regarding Termination of Lease)

The following exhibits and schedules have been omitted. Copies of such exhibits and schedules will be furnished to the Securities and Exchange Commission upon request.

SCHEDULES

SCHEDULE A - BUZZARD TRANSACTION DOCUMENTS

SCHEDULE 4.5 - BUZZARD CONSENTS AND APPROVALS

SCHEDULE 4.8 - PERMITTED LIENS

SCHEDULE 5.4 - SCRUBGRASS CONSENTS AND APPROVALS

SCHEDULE 6.2 - COUNTERPARTY CONSENTS

EXHIBITS

EXHIBIT A -	ASSIGNMENT, TERMINATION AND RELEASE AGREEMENT

EXHIBIT B -	TERMINATION AND RELEASE AGREEMENT (EPC Pledge Agreement)

EXHIBIT C -	TERMINATION AND RELEASE AGREEMENT (East Bay Pledge Agreement)

EXHIBIT D -	FORM OF COUNTERPARTY CONSENT

EXHIBIT E -	THIRD AMENDMENT TO AMENDED AND RESTATED DISBURSEMENT AGREEMENT

EXHIBIT F -	FORM OF TERMINATION OF MEMORANDUM OF AMENDED AND RESTATED LEASE